A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This presentation is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where such offers or sales are not permitted.



WILDERMUTH ENDOWMENT STRATEGY FUND

Wildermuth Endowment Strategy Fund

Ticker: WESFX

For Institutional Use Only

Realty Capital Securities, LLC (Member FINRA/SIPC), is the principal underwriter of the Fund.
One Beacon Street, 14th Floor, Boston, MA 02108

Challenges For Today



▶ Concerns for Traditional Investment Approach

▶ Demographic Challenges

    ▶ Increasing Lifespans

▶ Current Environment

    ▶ Volatile Markets

    ▶ Low Interest Rates

    ▶ Inflation and Maintaining Purchasing Power

    ▶ Investment Performance Concerns



Endowment Model Origination



► David Swenson, Yale University, 1985

► Intention

   ► Increase Returns

   ► Lower Volatility

   ► Employing Modern Portfolio Theory but Using More Tools

► Approach

   ► Include numerous asset classes: strong performance expectations and low cross-correlation

► Strategy Results

   ► Historically Strong Returns

   ► Historically Consistent Returns



WILDERMUTH ENDOWMENT STRATEGY FUND









The Traditional Portfolio vs. The Endowment Model

JULY 1, 2002 – JUNE 30, 2012

Traditional Individual Investor Allocation

Bonds
40%
Stocks
60%

6.00%
4.00%
2.00%
0.00%
5.45%
3.19%
60/40 Portfolio (1)
Dalbar Performance (2)

Average of Yale, Harvard, Stanford 2012 Allocations

Fixed Income, 9.2%
Public Equity, 27.9%
Absolute Return, 15.8%
Private Equity, 21.1%
Real Estate, 15.9%
Natural Resources, 10.1%

15%
10%
5%
0%
10.59%
9.50%
9.29%
Yale
Harvard
Stanford

[1]Stocks are represented by the S&P 500. Data is from www.msci.com. Bonds represented by Barclays Capital U.S. Aggregate Bond Index. Data supplied by Barclays Capital, Inc. [2]DALBAR, Quantitative Analysis of Investor Behavior (QAIB) April 2012 reports that individual investors underperformed the S&P 500 by 0.53% and the Barclay's Aggregate Bond Index by 4.43% for the 10 year period ending 2011 (20 year performance was worse). [3]The Yale Endowment Report for years 2003-2012, Harvard University Financial Report for years 2003-2012 & http://www.hmc.harvard.edu, The Stanford Management Company Report for years 2003-2012.

Past Performance is not a guarantee of future returns. Diversification and asset allocation do not assure or guarantee better performance and cannot eliminate the risk of investment loss.

WILDERMUTH ENDOWMENT STRATEGY FUND

Fund Implementation Approach



► Traditional Assets: Straightforward

► Alternatives: Access Differs By Sector

- ‣ Real Estate: Non-Traded REITs & LPs, Secondary Market, Direct Holdings
- ‣ Oil & Gas: LPs
- ‣ Commodities: Pure Play, Limited Direct Holdings
- ‣ Private Equity: LPs, Funds
- ‣ Absolute Return: Hedge Funds, Managed Futures



What is an Endowment Investment Fund?



► Total Return Focus

► Investment Returns Driven by Asset Allocation

► Institutional: Scalability

► Income

  ▸ Higher than Equities and Fixed Income

  ▸ Not Meant as an Income Play



The Fund's Investment Objective



The Fund's investment objective is to seek **total return** through a combination of long-term capital appreciation and income generation.

The Fund seeks to replicate the investment strategies and asset allocation policies of traditional endowment funds through a total mix of both **liquid, traditional equity and fixed income investments and less liquid, alternative and non-traditional investments** by allocating its portfolio in a variety of asset classes, including

a) U.S. and non-U.S. equity securities (including private equity),

b) real estate, energy and natural resources, commodities and precious metals,

c) absolute return investments such as managed futures funds, hedge funds and other absolute return investment vehicles,

d) U.S. and non-U.S. fixed income securities.



Key Portfolio Attributes



- ► Alternatives:
  - ▸ Real estate, hybrid debt/private equity, private equity, oil & gas, commodities, managed futures and hedge funds.

- ► International Equities

- ► Inflation Protection

- ► Add Alpha Through Illiquid Holdings

- ► Reduced Fixed Income Exposure
  - ▸ Inflation Risk
  - ▸ Poor Return Expectations



Wildermuth Advisory, LLC



Experienced Ownership

- Deep Industry background (25 years+ for 2 partners)
- Pioneer of advanced portfolio strategies and approaches for individuals
- CIO has strong past performance across multiple asset classes
- CIO is published author on subject of implementing endowment model for individual investors.

Investment Philosophy

- Endowment model focus for a decade
- Unique mix of academic/intellectual emphasis and practical industry focus
- Experienced research and Due Diligence team has earned strong reputation across industry

Additional Resources

- Kalos Financial, Kalos Capital, Kalos Management
- Substantial networks and existing personnel infrastructure
- Large network of existing investment partners and due diligence professionals across multiple sectors and disciplines



Wildermuth Advisory – Portfolio Manager





Daniel Wildermuth is the founder and CEO of Wildermuth Advisory which advises institutional clients, Kalos Capital, an independent broker/dealer, and Kalos Management, an equity and fixed income management firm. Mr. Wildermuth has had over 20 years of experience in the financial services industry. As a CIO for the past 13 years, Mr. Wildermuth has created and managed multiple domestic, international equity and fixed income investment portfolios, including recommendations on various alternative investments.

In managing the Wildermuth Endowment Strategy Fund, Wildermuth Advisory employs many of the portfolio strategies used by the Kalos firms. The portfolio strategies have helped propel the broker dealer and money management firms to a combined annual growth rate of greater than 50% over the past five years.

McGraw-Hill published two of his books, *Wise Money: Minimize Your Volatility and Increase Your Control*, and *How to Keep and Grow Retirement Assets,* which broadly outline how individual investors can execute his firm's investment approach.

Mr. Wildermuth earned an MBA in Finance from Anderson School at UCLA and an undergraduate degree in engineering from Stanford University.

Staffed Like $1 Billion Endowment



Name	Title	Area of Responsibility
Daniel Wildermuth	CEO/CIO	Strategy, investment management, idea generation, marketing support, overall firm direction.
Carol Wildermuth	COO/CCO	Operations and compliance management.
Larry Lyons	Due Diligence Officer	Due diligence and analysis of alternative investments
Kurt Tesh	Due Diligence Officer	Due diligence and analysis of alternative investments
Robin Anderson	Portfolio Manager	Equity and fixed income manager
Amanda Coetzee	Portfolio Manager	Equity and fixed income manager
Candice Lightfoot	Operations Manager	Operations and compliance management
Alex Evans	Trading Manager	Equity and fixed income trading



WILDERMUTH
ENDOWMENT
STRATEGY FUND

Fund Administration and Service Model



► Administrator

    ▸ RCS Advisory Services

► Sub-Administrator

    ▸ Gemini

► Transfer Agent/Client Services

    ▸ American National Stock Transfer

► Custodian

    ▸ Union Bank, N.A.



WILDERMUTH
ENDOWMENT
STRATEGY FUND

Wildermuth Endowment Strategy Fund



Fees & Expenses

Transaction Expenses	
Maximum Sales Charge (as a % of offering price)	6.00%
Redemption Fee on Shares Repurchased Within 90 Days of Purchase (as a % of proceeds)	2.00%

Shareholder Expenses	
Management Fees	1.50%
Servicing Fee	0.25%
Net Expense Ratio [1][2]	2.50%

(1) The Adviser and the Fund have entered into the Expense Limitation Agreement, under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (but excluding offering and organizational expenses, front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses such as litigation), to the extent that they exceed the 2.50% Expense Limitation. (2) Does not include Acquired Fund Fees and Expenses which are estimated for the current fiscal year at 0.21%. Acquired Fund Fees and Expenses are the indirect costs of investing in other funds and pooled investment vehicles (including REITs).

Wildermuth Endowment Strategy Fund



Sales Charge Table

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $25,000	6.00%	6.38%	5.75%
$25,000 to $49,999	5.00%	5.26%	4.75%
$50,000 to $99,999	4.00%	4.17%	3.75%
$100,000 to $249,999	3.00%	3.09%	2.75%
$250,000 to $499,999	2.00%	2.04%	1.75%
$500,000 to $999,999	1.00%	1.01%	0.75%
$1,000,000 and above	0.50%	0.51%	0.50%

The Fund's shares are offered for sale through Realty Capital Securities at NAV per share plus the applicable sales load. The price of the shares during the Fund's continuous offering will fluctuate over time with the NAV of the shares. Investors in the Fund will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range as set forth in the table. A reallowance will be made by Realty Capital Securities to participating dealers from the sales load paid by each investor. There are no sales charges on reinvested distributions. The Fund reserves the right to waive sales charges.



WILDERMUTH
ENDOWMENT
STRATEGY FUND

Risks and Concerns



► There is no assurance that any investment strategy will meet its objectives.

► All investments involve risk and could involve loss.

► Investments in foreign markets entail special risks such as currency, political, economic and market risks.

► Diversification and asset allocation do not assure better performance and cannot eliminate risk of investment loss.

► May require larger asset levels to properly diversify.



WILDERMUTH ENDOWMENT STRATEGY FUND

For More Information



We invite you to learn more about the Wildermuth Endowment Strategy Fund.

▸ Contact us at 866-271-9244

▸ Visit us at www.wildermuthendowmentfund.com

This is not an offer or solicitation for the purchase or sale of any financial instrument. It is presented only informational purposes. Information and statements concerning financial market trends are based on current market conditions, which will fluctuate. References to specific securities and issuers are for illustrative purposes only and are not intended to be, and should not be interpreted as, recommendations to purchase or sell such securities.

These slides are not intended to be used to make any specific recommendations or imply/guarantee any type of market performance for the assets categories discussed. The information contained in these slides was taken from third-party sources that we believe to be reliable, but cannot guarantee its accuracy or completeness.

Performance data quoted herein represents past performance, and past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted.

Prospective investors should consider the investment objectives, risks, and charges and expenses of Wildermuth Endowment Strategy Fund carefully before investing. The Fund's preliminary prospectus contains information about these important issued as well as other information about the Fund. A preliminary prospectus for the Fund may be obtained by calling (877) 373 - 2522 or writing us in care of: Wildermuth Endowment Strategy Fund, c/o RCS Advisory Services, 405 Park Avenue, New York, NY 10022. You may download a copy of the Fund's preliminary prospectus by going to www.wildermuthendowmentfund.com.